UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of June 2026

Commission File Number: 001-39957

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NEWCELX LTD.

(Translation of registrant’s name into English)

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Hohstrasse 1, 8302 Kloten

Switzerland

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F            ☐ Form 40-F

CONTENTS

Attached hereto and incorporated by reference herein is NewcelX Ltd.’s (the “Company”) Notice of Meeting and Proxy Card for the Annual General Shareholders’ Meeting to be held on June 30, 2026 (the “Meeting”). Only shareholders of record who hold common and/or preferred shares of the Company at the close of business on June 5, 2026, will be entitled to vote at the Meeting and any postponement or adjournments thereof.

This Form 6-K as Exhibit 99.1 is incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-282788, 333-268690, 333-269220, 333-295770 and 333-284811), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit Number	Description of Document
99.1	Notice of Meeting and Proxy Card for the Annual General Shareholders’ Meeting to be held on June 30, 2026.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NewcelX Ltd.
Date: June 5, 2026	By:	/s/ Ronen Twito
	Name:	Ronen Twito
	Title:	Chief Executive Officer

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